**Fisher & Paykel Appliances Holdings Limited**

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

06014853

SUPPL

29 June 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited**
**File # 82-34868**

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 19 June 2006 to 29 June 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

**M D Richardson**
Chief Financial Officer

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

Enclosures:
1. Refer Attachment 1

**Attachments:**

1. ASX: Appendix 3B dated 20 June 2006
2. ASX: Appendix 3B dated 21 June 2006
3. ASX: Appendix 3B dated 22 June 2006
4. ASX: Appendix 3Y dated 22 June 2006
5. ASX: Appendix 3B dated 23 June 2006
6. ASX: Notice Under Section 708A (5)(E)
7. ASX: Appendix 3B dated 26 June 2006
8. ASX: Appendix 3B dated 27 June 2006
9. ASX: Appendix 3B dated 28 June 2006
10. ASX: Appendix 3B dated 29 June 2006
11. NZX & ASX: Appendix 7
12. NZX & ASX: Application for Waivers
13. NZX: Notice of Issue of Securities dated 20 June 2006
14. NZX & ASX: Share Purchase Plan Documents
15. NZX & ASX: FPA Letter to Shareholders
16. NZX: Notice of Issue of Securities dated 21 June 2006
17. NZX: Officers Disclosure M D Richardson dated 21 June 2006
18. NZX: Notice of Issue of Securities dated 22 June 2006
19. NZX: Officers Disclosure C G Douglas dated 22 June 2006
20. NZX: Directors Disclosure J H Bongard dated 23 June 2006
21. NZX: Notice of Issue of Securities dated 23 June 2006
22. NZX: Allotment of Shares dated 23 June 2006
23. NZX: Notice of Issue of Securities dated 26 June 2006
24. NZX: Officers Disclosure C G Douglas dated 27 June 2006
25. NZX: Officers Disclosure A A Macfarlane dated 27 June 2006
26. NZX: Notice of Issue of Securities dated 27 June 2006
27. NZX & ASX: Annual Report and Notice of Annual Shareholders Meeting
28. NZX: Notice of Issue of Securities dated 28 June 2006
29. NZX: Officers Disclosure J W Wardrop dated 28 June 2006
30. NZX: Officers Disclosure B J Nowell dated 29 June 2006
31. NZX: Officers Disclosure P Brockett dated 29 June 2006
32. NZX: Notice of Issue of Securities dated 29 June 2006

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Fisher & Paykel Appliances Holdings Limited |

ABN

| |
|---|
| 098026263 |

We (the entity) give ASX the following information.



## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 66,670 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 66,670 Ordinary Shares following the exercise of 66,670 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 66,670 Shares @ NZ$2.305 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 20 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 265,118,574 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,567,041 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Fisher & Paykel Appliances Holdings Limited |

ABN

| |
|---|
| 098026263 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 51,659 |

| | | |
|---|---|---|
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 14,324 Ordinary Shares following the cancellation of 28,334 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of shares.<br><br>Issue of 17,335 Ordinary Shares following the cancellation of 40,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 20,000 Shares @ NZ$2.305 per Ordinary Share<br>31,659 Shares @ NZ$0.00 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 21 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 265,170,233 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,478,707 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 21 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Fisher & Paykel Appliances Holdings Limited |

ABN

| |
|---|
| 098026263 |



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 173,335 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 106,668 Ordinary Shares following the exercise of 106,668 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 66,667 Ordinary Shares following the exercise of 66,667 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 106,668 Shares @ NZ$2.305 per Ordinary Share<br>66,667 Shares @ NZ$2.525 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 22 June 2006, inclusive |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 265,343,568 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,305,372 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 22 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Fisher & Paykel Appliances Holdings Limited** |
| **ABN** | **098026263** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John Herbert Bongard |
| **Date of last notice** | 20 May 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Options to Buy Shares |
| **Date of change** | 22 June 2006 |
| **No. of securities held prior to change** | Direct: 608,930 (refer attached)<br>Indirect: 138,116 (refer attached) |
| **Class** | Options |
| **Number acquired** | N/A |
| **Number disposed** | 173,335 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | Acquisition NZ $414,204<br>Disposal NZ $788,952 |
| **No. of securities held after change** | Direct: 435,595 (refer attached)<br>Indirect: 138,116 (refer attached) |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercised 173,335 Options to Buy Shares and Disposed of 173,335 Shares |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

| NUMBER OF SECURITIES HELD | | | | |
|---|---|---|---|---|
| | AFTER CHANGE | | BEFORE CHANGE | |
| | Direct | Indirect | Direct | Indirect |
| Ordinary Shares | 68,928 | | 68,928 | |
| Options to Acquire Ordinary Shares | 366,667 | | 540,002 | |
| Ordinary Shares held by Rangiputa Trust, an Associated person | | 138,116 | | 138,116 |
| | **435,595** | **138,116** | **608,930** | **138,116** |

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

65 098 026 263



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fisher & Paykel Appliances Holdings Limited fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 11,956,522 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | NZ$4.60 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Placement to Australian and New Zealand institutional investors to provide partial funding for the acquisition of Elba S.p.A. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 23 June 2006 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 277,348,170 | Fisher & Paykel ordinary (FPA) |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 0 | Fisher & Paykel ordinary |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 23 June 2006.........
(Director/Company secretary)

Print name: Mark Richardson.......................................

== == == == ==

6

**For release to the market**

**NOTICE UNDER SECTION 708A(5)(E) OF THE CORPORATIONS ACT 2001 (CTH)**

---

Date: 23 June 2006

To: Companies Announcement Office
Australian Stock Exchange Limited
20 Bond Street
Sydney NSW 2000



Issuer: **FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED**

Details of the issue or offer of securities

| | |
|---|---|
| Class of securities | Ordinary shares |
| ASX Code of the securities | FPA |
| Date of the issue or expected issue of the securities | 23 June 2006 |
| Total number of securities issued or expected to be issued | 11,956,522 |

**NOTICE:**

1. Fisher & Paykel Appliances Holdings Limited (**Company**) gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.

2. This notice is given under paragraph 5(e) of section 708A of the Corporations Act 2001 (Cth) (**Act**).

3. The Company has issued the securities identified above without disclosure to investors under Part 6D.2 of the Act.

4. As at the date of this notice, the Company has complied with:

   (a) the provisions of Chapter 2M of the Act as they apply to it; and

   (b) section 674 of the Act.

5. As at the date of this notice, there is no information to be disclosed which is excluded information (as defined in section 708A(7) of the Act) that is reasonable for investors and their professional advisors to expect to find in a disclosure document.

Signed for and on behalf of the Company: ..........................................

Date: 23 June 2006 Name: Mark Richardson Position held: Company Secretary

6904373

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Fisher & Paykel Appliances Holdings Limited |

ABN

| |
|---|
| 098026263 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 160,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 160,000 Ordinary Shares following the exercise of 160,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 160,000 Shares @ NZ$2.305 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 26 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 277,508,170 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 9,052,036 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 26 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Fisher & Paykel Appliances Holdings Limited |

ABN

| |
|---|
| 098026263 |



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 106,666 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 106,666 Ordinary Shares following the exercise of 106,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• *the date from which they do*<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 106,666 Shares @ NZ$2.305 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 27 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 277,614,836 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 8,945,370 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 27 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 46,670 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 26,670 Ordinary Shares following the exercise of 26,670 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 26,670 Shares @ NZ$2.305 per Ordinary Share<br>20,000 Shares @ NZ$2.525 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 28 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 277,661,506 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 8,898,700 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 28 June 2006

Print name: M D Richardson

== == == == ==

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263



We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 80,003 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Issue of 66,670 Ordinary Shares following the exercise of 66,670 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 66,670 Shares @ NZ$2.305 per Ordinary Share<br>13,333 Shares @ NZ$2.525 per Ordinary Share |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Employee Share Option Scheme |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 June 2006, inclusive |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 277,741,509 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 8,818,697 | Ordinary Share Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 29 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

## View Announcement

| | |
|---|---|
| Headline | Appendix 7 - Share Purchase Plan |
| Announcement text | Fisher & Paykel Appliances Holdings Limited has provided an Appendix 7 form in relation to its Share Purchase Plan (SPP), whereby shareholders can subscribe for up to NZ$5,000 worth of shares at an issue price to be determined on 31 July 2006.<br><br>The record date is Monday, 19 June 2006. FPA has applied for a waiver from NZX to give this Appendix 7 Notice on 16 June 2006 for a Record Date on 19 June 2006. This waiver is required because only 1 Business Days' notice of the Record Date is being given and not the required 10 Business Days' notice.<br><br>The Notice Date will be 20 June 2006.<br>The Application Date will be 14 July 2006.<br>The Allotment Date will be 01 August 2006.<br><br>Shares issued pursuant to the SPP will rank pari passu. |
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Appendix 7 | excel spreadsheet | 54 | |

This announcement has no comments.

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**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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## View Announcement

Headline: FPA - Application for waivers

Announcement text:

16 June 2006

NZX Regulation Decision
Fisher & Paykel Appliances Holdings Limited ("FPA")
Application for waivers from NZSX Listing Rules 7.11.1, 7.10.10 and 7.12.2

Background

1. FPA has been in negotiations for the acquisition of Elba S.p.A, which acquisition was agreed and announced to the market yesterday, 15 June 2006. In order to partially fund that acquisition, FPA is undertaking a private placement, by way of a book build which was successfully completed this morning, 16 June 2006. FPA also intends to offer shares through a share purchase plan to existing FPA security holders who subscribe for such shares ("the SPP"). The SPP is intended to allow all New Zealand and Australian FPA shareholders to participate in the capital raising. Each eligible shareholder will be entitled to subscribe for up to NZ$5,000 worth of FPA shares. FPA intends to issue NZ$10 million worth of shares under the Share Purchase Plan.

2. The issue price of the ordinary shares under the SPP will be the lesser of:
(a) NZ$4.60, being the price paid by institutional investors pursuant to the private placement as announced today; and
(b) a 2.5% discount to the average of the daily closing share price of FPA shares sold on the NZSX market during a ten trading day period commencing on 17 July 2006.

3. FPA has received approval from NZX under NZSX Listing Rule ("Rule") 8.1.4 for the issue price of the SPP shares (refer NZX Regulation ("NZXR") decision dated 26 May 2006).

4. Rule 7.10.10 requires issuers to provide notice to NZX of a Record Date at least 10 Business Days prior to the Record Date. Rule 7.12.2 requires issuers to give at least 10 Business Days' notice of a Record Date to determine entitlements or obligations. Both Rules require that the notice be in the form of Appendix 7. Rule 7.11.1 was amended on 10 May 2006 and requires issuers to issue shares within five Business Days following the close of the offer period.

5. The timing of the SPP will be as follows:
(a) the Record Date is intended to be 19 June 2006;
(b) the offer letter under the SPP will be mailed on 20 June 2006;
(c) the SPP will open on 22 June 2006;
(d) the SPP will close on 14 July 2006 (being 18 Business Days after the date of mailing);
(e) the average price for the purposes of determining the issue price will be calculated over the period of 17 July 2006 to 28 July 2006;
(f) the issue price will be announced on 31 July 2006; and
(g) the shares will be allotted on 1 August 2006.
6. To this end, an Appendix 7 notice was sent to NZX. The Appendix 7 notice made it clear that one Business Days' notice of the Record Date will be given, and noted that a waiver from the requirement in Rule 7.10.10 and 7.12.2 to have 10 Business Day's notice of Record Date for the SPP was sought in this regard.

Application

7. Subsequently, FPA have applied to NZXR for waivers from the requirement in Rule 7.10.10 to provide notification of the Record Date at least 10 Business Days prior to the Record Date and the requirement

in Rule 7.12.2 that Issuers provide at least 10 Business Days' notice of a Record Date to determine entitlements or obligations to the extent required to enable the SPP to proceed as planned with the Record Date of 19 June 2006.

8. FPA seeks a waiver from the NZX from NZSX Listing Rule 7.11.1 so that the allotment date may be greater than five Business Days after the close of the offer. On the current timetable this is expected to occur on 1 August 2006 (a period of 12 Business Days following close of the offer).

9. In support of this application for a waiver from Rule 7.10.10 and 7.12.2, FPA submit:
(a) The SPP is being offered to FPA shareholders to allow its small shareholders to participate in the capital raising being undertaken by FPA to partially fund the Elba S.p.A acquisition. The driving force behind the SPP is to allow existing New Zealand and Australian resident FPA shareholders (i.e. those who are shareholders at the date of the capital raising) to be able to participate in the capital raising if they so choose.
(b) The timing of the announcement of the SPP was directly linked to FPA's acquisition of Elba S.p.A announced on 15 June 2006. The SPP could not be announced to the market prior to FPA being in a position to announce the Elba S.p.A acquisition. Accordingly, earlier notice of the SPP could not be given.
(c) The SPP creates no rights separate from existing shares and participation in the SPP is not compulsory. There is no obligation on eligible FPA shareholders to participate in the SPP.
(d) The number of shares being issued is expected to be no more than around 1% of total share capital. The offer is being priced at a very small discount to market over the pricing period from 15 July to 30 July 2006. As a result, the SPP itself is not expected to have any material impact on the overall pricing of FPA's shares.
(e) Eligible shareholders including beneficial owners who hold via a registered custodian will make their decision whether to invest or not in the SPP over the next three week period. This allows sufficient time to allow all administration requirements for custodians to be fully met.
(f) The SPP is intended to raise a minimum of $10 million. In the unlikely event that this does not occur then Deutsche Bank A.G., as underwriter, has agreed to subscribe for any shortfall. It is important therefore that the current timetable, which commences with a Record Date of 19 June 2006, is kept intact in order that the period of underwrite that Deutsche Bank has agreed with FPA also remains intact.

(g) The offer under the SPP is not pro rata and so cannot be "priced" by the market into the price of the existing shares. Thus, the policy underlying Listing Rule 7.10.10 is not infringed by a reduced period between the announcement and the Record Date. The market does not, in the context of the SPP, need any period to "price" any payment, distribution or right.

10. In support of this application for a waiver from Rule 7.11.1, FPA submit:
(a) Participation by eligible shareholders in the SPP is not compulsory. There is no obligation on eligible FPA shareholders to participate in the SPP.
(b) Eligible shareholders have a period of three weeks following the launch of the offer to make their decision whether to invest in the SPP.
(c) The pricing of the offer is to occur over a ten trading day period following the close of the offer in order to enable a fair issue price to be set for the SPP shares in the interests of participating eligible shareholders. This formed a material part of the reasons that the NZX granted approval under Rule 8.1.4.
(d) No material amount of interest will be foregone by any participating eligible shareholder in not being allotted securities under the SPP over that additional 7 business day period.
(e) No participating shareholder is disadvantaged by having a longer period to allotment.

Listing Rules

11. Rule 7.10.10 provides:

Where a Rights issue is to be made but Quotation is not sought the Issuer shall give to NZX forthwith after the decision has been made and at least 10 Business Days before the Record Date to determine entitlements, on the form in appendix 7, full details of the issue, including the nature, entitlement and timing of the issue of Rights and conversion, pricing, amounts payable and ranking of Securities for future benefits.

12. Rule 1.1.2 defines "Right" as any right to acquire any Security or benefit of any kind, whether conditional or not, and whether Renounceable or not.

13. Rule 7.12.2 provides:

Where any benefit is to be paid or distributed on Quoted Securities (including dividends, interest or bonus issues) or any Conversion of Securities or call on Securities is to take place, the Issuer shall give to NZX, forthwith after any Director's recommendation and at least 10 Business Days before the Record Date to determine entitlements or obligations, full details of the benefit, Conversion or call, including the information in the table below. That information shall be supplied in the form set out in appendix 7.

Decision

14. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR grants FPA:

(a) a waiver from Rule 7.10.10 and 7.12.2 to the extent necessary to permit FPA to provide notification of the Record Date for the SPP in the shortened period of 1 Business Days prior to that Record Date; and

(b) a waiver from Rule 7.11.1 to the extent necessary to allow the allotment date to be 12 Business Days after the close of the offer.

Reasons

15. In coming to this decision, NZXR considered the following:

a. As noted at paragraph 9(d) above, the offer is being priced at a very small discount to the market over the pricing period from 15 July to 30 July 2006 and the number of shares being issued is expected to be no more than around 1% of FPA's total share capital. Accordingly, the SPP itself is not expected to have any material impact on the overall pricing of FPA's shares and therefore the market does not need a pricing period.

b. In addition, as participation in the SPP is voluntary, FPA shareholders are not prejudiced by the reduced notice period time. Indeed, as noted at paragraph 10(b) eligible shareholders have a period of three weeks following the launch of the offer to make their decision whether to invest in the SPP. FPA shareholders are also free to exit the stock at any time if they choose.

c. In relation to the reduced ability of investors who are not currently FPA shareholders to enter the stock, NZXR is comfortable with the premise of the SPP being to allow existing New Zealand and Australian resident FPA shareholders (i.e. those who are shareholders at the date of the capital raising).

d. Importantly, the SPP allows beneficial holders to participate in the SPP through their custodians and, accordingly, time is not required for custodians to prepare for Record Date.

e. In respect of the decision to allow the allotment date to be greater than five Business Days following the close of the offer, NZXR notes:

(i) The pricing of the offer is to occur over a ten trading day period following the close of the offer in order to enable a fair issue price to be set for the SPP shares in the interests of participating eligible shareholders. This formed a material part of the reasons that the NZX granted approval under Rule 8.1.4 (NZXR decision noted in paragraph 3 above). Paragraph 13 of the decision states:

FPA has advised the NZX that it is expected that the period over which the average price for the purposes of ...[the SPP]... is calculated will commence on the Monday following the close of the offer under the SPP. The SPP issue price will then be announced on the Monday following the end of that 10 day trading period over which the average price is calculated, and the shares under the SPP allotted the following day.
(ii) No significant amount of interest by any participating eligible shareholder will be lost as a result of the extended allotment period.
(iii) NZXR accepts that no participating shareholder is disadvantaged by having a longer period to allotment.

Comment

16. The various disclosure requirements contained in the Rules form a fundamental aspect of the Rules and Issuers are reminded to ensure that they either meet their disclosure obligations under the Rules or make an application for a waiver from those requirements in a reasonable timeframe. If an Issuer is under any uncertainty as to its Listing Rule obligations, the Issuer should contact NZXR.

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| FPA Waiver Decision | PDF file | 60 | |

This announcement has no comments.

NZX REGULATION

16 June 2006

NZX Regulation Decision
Fisher & Paykel Appliances Holdings Limited ("FPA")
Application for waivers from NZSX Listing Rules 7.11.1, 7.10.10 and 7.12.2

## Background

1. FPA has been in negotiations for the acquisition of Elba S.p.A, which acquisition was agreed and announced to the market yesterday, 15 June 2006. In order to partially fund that acquisition, FPA is undertaking a private placement, by way of a book build which was successfully completed this morning, 16 June 2006. FPA also intends to offer shares through a share purchase plan to existing FPA security holders who subscribe for such shares ("the SPP"). The SPP is intended to allow all New Zealand and Australian FPA shareholders to participate in the capital raising. Each eligible shareholder will be entitled to subscribe for up to NZ$5,000 worth of FPA shares. FPA intends to issue NZ$10 million worth of shares under the Share Purchase Plan.

2. The issue price of the ordinary shares under the SPP will be the lesser of:

   (a) NZ$4.60, being the price paid by institutional investors pursuant to the private placement as announced today; and

   (b) a 2.5% discount to the average of the daily closing share price of FPA shares sold on the NZSX market during a ten trading day period commencing on 17 July 2006.

3. FPA has received approval from NZX under NZSX Listing Rule ("Rule") 8.1.4 for the issue price of the SPP shares (refer NZX Regulation ("NZXR") decision dated 26 May 2006).

4. Rule 7.10.10 requires issuers to provide notice to NZX of a Record Date at least 10 Business Days prior to the Record Date. Rule 7.12.2 requires issuers to give at least 10 Business Days' notice of a Record Date to determine entitlements or obligations. Both Rules require that the notice be in the form of Appendix 7. Rule 7.11.1 was amended on 10 May 2006 and requires issuers to issue shares within five Business Days following the close of the offer period.

5. The timing of the SPP will be as follows:

   (a) the Record Date is intended to be 19 June 2006;

(b) the offer letter under the SPP will be mailed on 20 June 2006;

(c) the SPP will open on 22 June 2006;

(d) the SPP will close on 14 July 2006 (being 18 Business Days after the date of mailing);

(e) the average price for the purposes of determining the issue price will be calculated over the period of 17 July 2006 to 28 July 2006;

(f) the issue price will be announced on 31 July 2006; and

(g) the shares will be allotted on 1 August 2006.

6. To this end, an Appendix 7 notice was sent to NZX. The Appendix 7 notice made it clear that one Business Days' notice of the Record Date will be given, and noted that a waiver from the requirement in Rule 7.10.10 and 7.12.2 to have 10 Business Day's notice of Record Date for the SPP was sought in this regard.

Application

7. Subsequently, FPA have applied to NZXR for waivers from the requirement in Rule 7.10.10 to provide notification of the Record Date at least 10 Business Days prior to the Record Date and the requirement in Rule 7.12.2 that issuers provide at least 10 Business Days' notice of a Record Date to determine entitlements or obligations to the extent required to enable the SPP to proceed as planned with the Record Date of 19 June 2006.

8. FPA seeks a waiver from the NZX from NZSX Listing Rule 7.11.1 so that the allotment date may be greater than five Business Days after the close of the offer. On the current timetable this is expected to occur on 1 August 2006 (a period of 12 Business Days following close of the offer).

9. In support of this application for a waiver from Rule 7.10.10 and 7.12.2, FPA submit:

(a) The SPP is being offered to FPA shareholders to allow its small shareholders to participate in the capital raising being undertaken by FPA to partially fund the Elba S.p.A acquisition. The driving force behind the SPP is to allow existing New Zealand and Australian resident FPA shareholders (i.e. those who are shareholders at the date of the capital raising) to be able to participate in the capital raising if they so choose.

(b) The timing of the announcement of the SPP was directly linked to FPA's acquisition of Elba S.p.A announced on 15 June 2006. The SPP could not be announced to the market prior to FPA being in a position to announce the Elba S.p.A acquisition. Accordingly, earlier notice of the SPP could not be given.

(c) The SPP creates no rights separate from existing shares and participation in the SPP is not compulsory. There is no obligation on eligible FPA shareholders to participate in the SPP.

(d) The number of shares being issued is expected to be no more than around 1% of total share capital. The offer is being priced at a very small discount to market over the pricing period from 15 July to 30 July 2006. As a result, the SPP itself is not expected to have any material impact on the overall pricing of FPA's shares.

(e) Eligible shareholders including beneficial owners who hold via a registered custodian will make their decision whether to invest or not in the SPP over the next three week period. This allows sufficient time to allow all administration requirements for custodians to be fully met.

(f) The SPP is intended to raise a minimum of $10 million. In the unlikely event that this does not occur then Deutsche Bank A.G., as underwriter, has agreed to subscribe for any shortfall. It is important therefore that the current timetable, which commences with a Record Date of 19 June 2006, is kept intact in order that the period of underwrite that Deutsche Bank has agreed with FPA also remains intact.

(g) The offer under the SPP is not pro rata and so cannot be "priced" by the market into the price of the existing shares. Thus, the policy underlying Listing Rule 7.10.10 is not infringed by a reduced period between the announcement and the Record Date. The market does not, in the context of the SPP, need any period to "price" any payment, distribution or right.

10. In support of this application for a waiver from Rule 7.11.1, FPA submit:

(a) Participation by eligible shareholders in the SPP is not compulsory. There is no obligation on eligible FPA shareholders to participate in the SPP.

(b) Eligible shareholders have a period of three weeks following the launch of the offer to make their decision whether to invest in the SPP.

(c) The pricing of the offer is to occur over a ten trading day period following the close of the offer in order to enable a fair issue price to be set for the SPP shares in the interests of participating eligible shareholders. This formed a material part of the reasons that the NZX granted approval under Rule 8.1.4.

(d) No material amount of interest will be foregone by any participating eligible shareholder in not being allotted securities under the SPP over that additional 7 business day period.

(e) No participating shareholder is disadvantaged by having a longer period to allotment.

## Listing Rules

11. Rule 7.10.10 provides:

> Where a Rights issue is to be made but Quotation is not sought the Issuer shall give to NZX forthwith after the decision has been made and at least 10 Business Days before the Record Date to determine entitlements, on the form in appendix 7, full details of the issue, including the nature, entitlement and timing of the issue of Rights and conversion, pricing, amounts payable and ranking of Securities for future benefits.

12. Rule 1.1.2 defines "Right" as any right to acquire any Security or benefit of any kind, whether conditional or not, and whether Renounceable or not.

13. Rule 7.12.2 provides:

> Where any benefit is to be paid or distributed on Quoted Securities (including dividends, interest or bonus issues) or any Conversion of Securities or call on Securities is to take place, the Issuer shall give to NZX, forthwith after any Director's recommendation and at least 10 Business Days before the Record Date to determine entitlements or obligations, full details of the benefit, Conversion or call, including the information in the table below. That information shall be supplied in the form set out in appendix 7.

## Decision

14. On the basis that the information provided to NZXR is full and accurate in all material respects, NZXR grants FPA:

    (a) a waiver from Rule 7.10.10 and 7.12.2 to the extent necessary to permit FPA to provide notification of the Record Date for the SPP in the shortened period of 1 Business Days prior to that Record Date; and

    (b) a waiver from Rule 7.11.1 to the extent necessary to allow the allotment date to be 12 Business Days after the close of the offer.

## Reasons

15. In coming to this decision, NZXR considered the following:

    a. As noted at paragraph 9(d) above, the offer is being priced at a very small discount to the market over the pricing period from 15 July to 30 July 2006 and the number of shares being issued is expected to be no more than around 1% of FPA's total share capital. Accordingly, the SPP itself is not expected to have any material impact on the overall pricing of FPA's shares and therefore the market does not need a pricing period.

    b. In addition, as participation in the SPP is voluntary, FPA shareholders are not prejudiced by the reduced notice period time. Indeed, as noted at paragraph 10(b) eligible shareholders have a period of three weeks following the launch of the offer to make their decision whether to invest in the SPP. FPA shareholders are also free to exit the stock at any time if they choose.

    c. In relation to the reduced ability of investors who are not currently FPA shareholders to enter the stock, NZXR is comfortable with the premise of the SPP being to allow existing New Zealand and Australian resident FPA shareholders (i.e. those who are shareholders at the date of the capital raising).

    d. Importantly, the SPP allows beneficial holders to participate in the SPP through their custodians and, accordingly, time is not required for custodians to prepare for Record Date.

    e. In respect of the decision to allow the allotment date to be greater than five Business Days following the close of the offer, NZXR notes:

(i) The pricing of the offer is to occur over a ten trading day period following the close of the offer in order to enable a fair issue price to be set for the SPP shares in the interests of participating eligible shareholders. This formed a material part of the reasons that the NZX granted approval under Rule 8.1.4 (NZXR decision noted in paragraph 3 above). Paragraph 13 of the decision states:

> FPA has advised the NZX that it is expected that the period over which the average price for the purposes of ...[the SPP]... is calculated will commence on the Monday following the close of the offer under the SPP. The SPP issue price will then be announced on the Monday following the end of that 10 day trading period over which the average price is calculated, and the shares under the SPP allotted the following day.

(ii) No significant amount of interest by any participating eligible shareholder will be lost as a result of the extended allotment period.

(iii) NZXR accepts that no participating shareholder is disadvantaged by having a longer period to allotment.

Comment

16. The various disclosure requirements contained in the Rules form a fundamental aspect of the Rules and Issuers are reminded to ensure that they either meet their disclosure obligations under the Rules or make an application for a waiver from those requirements in a reasonable timeframe. If an Issuer is under any uncertainty as to its Listing Rule obligations, the Issuer should contact NZXR.

ENDS.

13

# View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

STOCK EXCHANGE RELEASE: NZX; 20 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 66,670

3. Principal Terms of the Securities :
Issue of 66,670 Ordinary Shares following the exercise of 66,670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4. Issue Price : 66,670 Shares @ NZ$2.305

5. Date of Issue : 20 June 2006

6. Number and Class of All Securities
Quoted, Including This Issue : 265,118,574 Ordinary Shares

7. Number and Class of All Securities
Not Quoted :9,567,041
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 13 | |

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- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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# Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 20 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 66,670 |
| 3. | Principal Terms of the Securities | : | Issue of 66,670 Ordinary Shares following the exercise of 66,670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. |
| 4. | Issue Price | : | 66,670 Shares @ NZ$2.305 |
| 5. | Date of Issue | : | 20 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 265,118,574 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares | : | 9,567,041 |

**M D Richardson**
Company Secretary

14

You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

# View Announcement

| | |
|---|---|
| Headline | Share Purchase Plan Documents |
| Announcement text | Fisher & Paykel Appliances Holdings Limited have provided a copy of the relevant documents for the share purchase plan to be offered by Fisher & Paykel Appliances Holdings Limited. These documents are being mailed to shareholders today.<br><br>Documents:<br><br>- Share Purchase Plan Outline and Terms and Conditions<br>- Covering Letter<br>- Application Form |
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Share Purchase Plan | PDF file | 121 | |
| Covering Letter | PDF file | 51 | |
| Application Form | PDF file | 50 | |

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Issue of Shares
  *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities
  *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard
  *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities
  *Released - 22 Jun 2006 at 11:40:21 AM*

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**Logged in (1)**

- *L Ross*

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

19 June 2006

Dear Shareholder

**Fisher & Paykel Appliances Share Purchase Plan (SPP)**

On behalf of the Directors of Fisher & Paykel Appliances Holdings Limited (FPA), I am pleased to offer you the opportunity to participate in a Share Purchase Plan (the SPP), allowing you to purchase up to NZ$5,000 of FPA ordinary shares without brokerage and transaction costs.

On 15 June 2006, FPA announced the acquisition of Elba S.p.A (the Acquisition). Elba S.p.A is an Italian based cookware company that manufactures cooktops, built-ins and freestanders. Elba S.p.A has an attractive cookware product range that will improve FPA's product offering in Europe. The acquistion also provides FPA with a European manufacturing platform that will help build critical mass in Europe for the distribution of other FPA products.

The Acquisition will be part funded by a NZ$55 million placement of ordinary shares to New Zealand, Australian and foreign institutional investors (the Placement) and this SPP, designed to raise at least NZ$10 million. The SPP allows New Zealand and Australian holders of ordinary shares to participate in the capital raising to fund the Acquisition.

Participation in the SPP is entirely voluntary. Under the SPP, if you are an Eligible Shareholder, you may apply for any one of NZ$1,000 of shares, NZ$2,500 of shares, or NZ$5,000 of shares.

FPA has agreed to issue any shares not taken up in the SPP up to the value of NZ$10 million to Deutsche Bank, as underwriter. This will provide certainty in the amount of funding raised for the Acquisition.

Details of the terms and conditions of the offer under the SPP and how you can participate in it are contained in the enclosed booklet and you are encouraged to read it in its entirety before you decide whether to participate. If you choose to apply for shares under the SPP, please complete the enclosed personalised Application Form and return the Application Form to FPA's share registry together with a cheque or money order for the application monies. The SPP opens on 22 June 2006 and is expected to close on 14 July 2006.

If you have any questions or require further information in respect of the SPP, please call 0800 222 029 (New Zealand) or 1800 501 366 (Australia).

On behalf of the Board, I invite you to consider this opportunity to increase your investment in FPA.

Yours sincerely

| | | | |
|---|---|---|---|
| G.A. Paykel<br>Chairman | John Bongard<br>Managing Director | Norman Geary<br>Director | John Gilks<br>Director |
| William Gillanders<br>Director | Peter Lucas<br>Director | Ralph Waters<br>Director | John Williams<br>Director |

Fisher&Paykel
appliances

# Key Dates*

| Date | Event | |
|---|---|---|
| 19 June 2006 | Record Date | The date on which FPA determines Eligible Shareholders. |
| 22 June 2006 | Opening Date | Share Purchase Plan opens. |
| 14 July 2006 | Closing Date | Share Purchase Plan closes. Applications must be received by 5.00pm Auckland time. |
| 31 July 2006 | Price Announcement Date | Issue Price announced. |
| 1 August 2006 | Allotment Date | Shares allotted. Trading is expected to commence on NZSX and ASX on the next Trading Day. |
| 2 August 2006 | Despatch Date | Transaction confirmation despatched to shareholders. |

* FPA reserves the right to alter the key dates.

**Defined words and expressions used in this booklet are capitalised - see the glossary for their definition.**

*These materials do not constitute an offer of securities for sale in the United States or to "U.S. Persons" (as defined in Regulation S under the U.S. Securities Act) ("U.S. Persons") and may not be sent or disseminated, directly or indirectly, in the United States or to any U.S. Person in any place. Fisher & Paykel Appliances' Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act and any other applicable state securities laws or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.*

# Contents

Defined words and expressions used in this booklet are capitalised - see the Glossary for their definition

## 1. What is the Share Purchase Plan (SPP)?

The SPP is a convenient way for Eligible Shareholders to purchase additional Shares in FPA without incurring brokerage or other transaction costs. All Shares issued under the SPP will rank equally with all existing Shares in FPA and will carry the same voting rights and other entitlements at the Allotment Date. As set out in the Glossary, you are an Eligible Shareholder if you are a shareholder of FPA and:

- *you were registered as a holder of fully paid Shares at 5pm (Auckland time) on the Record Date; and*
- your registered address is in Australia or New Zealand; and
- you are not a U.S. Person or acting on behalf of a U.S. Person.

## 2. Why is FPA issuing more Shares?

All funds raised in the SPP will be used to finance the Acquisition, which was announced on 15 June 2006. Further information regarding the Acquisition can be obtained from our website (www.fisherpaykel.com) and from the announcements lodged with NZX and ASX. Funds raised by the Placement will also be used to finance the Acquisition.

## 3. Do I have to participate in the SPP?

No - participation is entirely voluntary. Before you apply for Shares, we recommend you seek independent financial advice from your financial adviser.

## 4. How much can I invest under the SPP?

The amount you may invest under the SPP is limited. If you are an Eligible Shareholder (whether Australian or New Zealand resident) you may elect to apply for a Parcel with a value of

NZ$1,000 or NZ$2,500 or NZ$5,000

You may send in a cheque or money order in New Zealand dollars for the value of the Parcel selected. Alternatively you may send in a cheque or money order in Australian dollars. Cheques may be drawn on a New Zealand or Australian bank account. You should mark the relevant box on the Application Form indicating what currency you wish to use to pay for Shares. If you apply for a NZ$1,000 Parcel and you elect to send in a cheque or money order in Australian dollars, your Australian dollar cheque or money order should be for A$1,000; if you apply for a NZ$2,500 Parcel, your Australian dollar cheque or money order should be for A$2,500; and if you apply for a NZ$5,000 Parcel, your Australian dollar cheque or money order should be for A$5,000. The exchange rate difference calculated using the relevant mid-market foreign exchange rate at 9.00am (Auckland time) on the Allotment Date will be refunded to you in Australian dollars, as well as any refund as a result of Scaleback (see question 11 below).

For example:

- ***If you wish to apply for a Parcel of Shares up to the value of NZ$5,000 and elect to pay in Australian dollars, you should send in your cheque or money order for A$5,000. Then, assuming the mid-market AUD/NZD exchange rate at 9.00am on the Allotment Date is NZ$1 : A$0.8500, you will be refunded A$882.35 (the difference between NZ$5,000 and A$5,000), along with any refund as a result of Scaleback.***

No interest will be paid on any application monies returned to you.

*If you receive more than one copy of this booklet, or if you hold Shares in more than one capacity (eg, because you are both a sole and joint holder of Shares) the total value of the Parcels that you may apply for in all capacities is NZ$5,000. By applying to purchase Shares under the SPP, you certify you have not exceeded this limit. Custodians that hold Shares on behalf of one or more beneficial owners may apply for Shares to the value of up to NZ$5,000 per beneficial owner (who is an Australian or a New Zealand resident), provided that they comply with the requirements set out in the terms and conditions.*

The offer is non-renounceable, so you cannot transfer your right to purchase Shares under the SPP to anyone else.

## 5. What is the Issue Price of the Shares under the SPP?

The Issue Price will be the lesser of:

- NZ$4.60 – being the price paid for Shares by institutional investors in the Placement (which represented a premium of 2.2% to the closing market price of FPA Shares on 14 June 2006); and
- a discount of 2.5% to the Average Closing Price of NZSX listed Shares calculated over 10 trading days following the close of the SPP offer.

The Issue Price will be announced on or around 10:00am on 31 July 2006, and it is expected that Shares will be allotted on the following business day, 1 August 2006.

## 6. What are the risks to investing in the SPP?

The market price of FPA Shares may rise or fall between the date of this offer, the date the Issue Price is determined and the date when Shares are allotted to you. As a result, the Issue Price you pay for Shares allotted to you pursuant to the SPP or the value of those Shares may exceed the price of FPA Shares trading on the NZSX or the equivalent price of FPA Shares trading on the ASX.

There can also be no certainty that FPA Shares will trade at or above the Issue Price following the issue of the Shares under the SPP. Accordingly, you should seek your own financial advice in relation to this offer and your participation in the SPP.

## 7. What is the current FPA share price?

The share price is quoted on our web site http://www.fisherpaykel.com/investors/investors.cfm#share, in the financial pages of most major metropolitan newspapers and on the ASX and NZX websites.

## 8. How do I apply for Shares under the SPP?

If you wish to participate in the SPP, follow the step-by-step instructions set out on the reverse of the enclosed personalised Application Form. Send your completed Application Form with your cheque or money order made payable to **"Fisher & Paykel Appliances Share Purchase Plan"** to FPA's share registry, as per the instructions on the Application Form. If the exact amount of money (in New Zealand dollars or the Australian dollar amount of each Parcel as described in question 4 above) equivalent to one of the Parcels being offered is not tendered, FPA reserves the right not to accept all or part of your payment. In those circumstances, FPA will return your application and cheque or refund all or part of your payment.

**You will not be able to withdraw or revoke your application once you have sent it in.**

## 9. How long is the SPP open and when will I receive my Shares?

The SPP opens on 22 June 2006 and is expected to close at 5.00pm (Auckland time) on 14 July 2006 unless extended. **If you want to participate you should ensure your Application Form and cheque or money order is received by 5pm (Auckland time) on 14 July 2006. Please allow adequate time for mail deliveries. Applications received after this time may not be accepted.**

## 10. When will I receive my Shares?

You will receive Shares issued to you under the SPP on the Allotment Date, which is currently expected to be on or around 1 August 2006. A certificate confirming the number of Shares issued to you under the SPP will be sent on the Despatch Date, currently expected to be on or around 2 August 2006.

## 11. How many Shares will I receive?

In most circumstances, the Parcel you have applied for will not equal a whole number of Shares once the Issue Price is determined. In this case, the value of the Shares allotted to you will be rounded down to the nearest Share and any balance remaining, assuming there is no Scaleback on the SPP, will be paid to a charity nominated by FPA. You will not receive a refund for this amount, which will always be less than the price of one Share (that is, a maximum of NZ$4.60).

For example:

- ***If you apply for a Parcel of NZ$5,000 and the Issue Price is, for example, NZ$4.60 per Share, your allocation will be rounded down from 1,086.96 Shares to 1,086 Shares with a total allotment value of NZ$4,995.60. The remaining balance of NZ$4.40 will be paid to a charity nominated by FPA.***

If FPA receives application funds in excess of its requirements (after taking into account foreign exchange refunds), it may undertake a Scaleback of the dollar value of the Parcels you selected on your Application Form. This will mean you will receive fewer Shares than you applied for. Should this occur the difference between the Parcel you selected and the scaled back amount, together with any rounding, will be refunded to you. The refund cheque will be enclosed with your transaction confirmation statement, which will be sent to you on the Despatch Date.

For example:

- ***If you apply for a Parcel of NZ$1,000 and the Parcel dollar value is scaled back to NZ$800 and the Issue Price is, for example, NZ$4.60 per Share, your allotment would be rounded down from 173.91 Shares to 173 Shares with a total allotment value of $795.80. The scaleback amount of NZ$200 and the rounding of NZ$4.20 will be refunded to you. If you pay in Australian dollars, this amount will be refunded together with the exchange rate difference.***

## 12. Where will the Shares be quoted?

Shares will be quoted on the NZSX and ASX.

## 13. Will the offer be available again?

The SPP is intended as a one-off initiative to give Eligible Shareholders the opportunity to purchase additional Shares without transaction costs and brokerage and participate in the funding of the Acquisition. However, the Board of FPA reserves the right to make similar offers under similar share purchase plans in the future.

## 14. Further assistance

If you have any questions relating to this SPP, please call the SPP Information Line on 0800 222 029 (New Zealand) or 1800 501 366 (Australia). The SPP Information Line will not provide financial, investment or taxation advice. Please consult your financial adviser before making an investment decision in respect of this SPP.

**IMPORTANT NOTICE:**

If you apply to participate in the SPP by completing and returning the Application Form, you are accepting the risk that the market price of Shares may change between the Record Date, the date at which you send in an Application Form and the Allotment Date. This means that it is possible that up to or after the Allotment Date, you may be able to buy Shares at a lower price than the Issue Price. The definition of Issue Price in the Glossary details how the Issue Price is calculated.

We encourage you to seek your own financial advice regarding your participation in the SPP.

Defined words and expressions used in this booklet are capitalised - see the Glossary for their definition.

These Terms and Conditions set out the terms and conditions of the offer made pursuant to the SPP. Please read these terms and conditions carefully.

**1 Offer timetable**

1.1 This offer is dated, and taken to be made on, 19 June 2006 (Record Date).

1.2 The offer opens on 22 June 2006 (Opening Date).

1.3 The offer closes at 5pm (Auckland time) on 14 July 2006 (Closing Date), unless extended. Application Forms and cheques or money orders may not be processed or held to be valid if they have not been received by FPA by this time.

1.4 The Issue Price will be announced on or around 10:00am on 31 July 2006 (Price Announcement Date). The Issue Price will be fixed and publicly notified before allotment of the Shares pursuant to the SPP.

1.5 Any Scaleback will be announced on the Price Announcement Date.

1.6 The Shares are proposed to be allotted on or around 1 August 2006 (Allotment Date).

1.7 FPA expects the Shares will commence trading on the NZSX and ASX on the trading day after the Allotment Date.

1.8 FPA expects that a transaction confirmation and, if applicable, a refund cheque as a result of a Scaleback being applied to your allotment, and/or as a result of the foreign exchange calculation for those Eligible Shareholders paying in Australian dollars, will be despatched to you on or around 2 August 2006 (Despatch Date).

1.9 FPA has a discretion to change, at any time, any of the Closing Date, the Price Announcement Date, the Allotment Date and the Despatch Date (notwithstanding that the offer has opened, or Application Forms have been received) by lodging a revised timetable with NZX and ASX.

**2 Eligible Shareholders**

2.1 You may participate in the SPP if you are an Eligible Shareholder.

2.2 Joint holders of Shares are taken to be a single registered holder of Shares for the purposes of determining whether they are an Eligible Shareholder and the certification on the Application Form is taken to have been given by all of them.

2.3 If you are an Eligible Shareholder, your rights under this offer are personal to you and non-renounceable, so you may not transfer them.

**3 Applications for Parcels of Shares**

**Limitations on applications**

3.1 Subject to clause 3.3, if you are an Eligible Shareholder you may apply to purchase Shares to the value of the Parcel you select on your Application Form. Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold Shares in more than one capacity) may apply on different Application Forms for more than one Parcel, but may not, subject to clause 3.3, apply for Shares with an aggregate value of more than NZ$5,000.

3.2 The total issue price of all Shares issued by FPA to an Eligible Shareholder in the 12 months prior to and including the date of an application for Shares under the SPP (as if Shares up to the value of the Parcel applied for in this SPP were issued and whether the Shares are issued through any Custodian or to the Eligible Shareholder in his or her own right) must not exceed NZ$5,000. This limit applies only to Shares issued by FPA under the SPP and does not include any Shares the Eligible Shareholder may have acquired on the NZSX or ASX.

**Custodians**

3.3 Custodians may apply to purchase Shares for greater than NZ$5,000 but only up to the total value of Shares applied for by each beneficial owner for which the Custodian acts as a custodian. Custodians must be coded as such on FPA's share register and must confirm to FPA that they are holding Shares as a custodian for beneficial owners by providing the written certification to FPA described in clause 3.5 below. Each such beneficial owner may only direct the Custodian to apply on behalf of that beneficial owner for Parcels up to the value of NZ$5,000 (subject to clause 3.4).

3.4 The total issue price of all Shares issued directly or indirectly by FPA to a beneficial owner in the 12 months prior to and including the date of an application for Shares under the SPP (as if the Shares up to the value of the Parcel applied for through the Custodian pursuant to the SPP were issued and whether the Shares are issued through any Custodian or to the beneficial owner in his or her own right, if the beneficial owner is also an Eligible Shareholder) must not exceed NZ$5,000. This limit applies only to Shares issued by FPA under the SPP and does not include any Shares the beneficial owner may have acquired on the NZSX or ASX.

3.5 If a Custodian applies to purchase Shares pursuant to clause 3.3, the Custodian must certify to FPA in writing together with the application:

(a) that the Custodian holds Shares directly or indirectly as a custodian for beneficial owners and is expressly noted as such on FPA's register of members;

(b) the number of those beneficial owners;

(c) in respect of each of the beneficial owners, how many Shares the beneficial owner or the beneficial owner's agent has instructed the Custodian to accept on behalf of that beneficial owner; and

(d) that the Custodian undertakes not to accept on behalf of any of those beneficial owners for which it acts directly or indirectly as a custodian, in any 12 month period, *Shares in FPA under the SPP or any similar arrangement the* total issue price of which is more than NZ$5,000.

**Scaleback and rounding**

3.6 The Parcels (including those to be issued to Custodians) are subject to Scaleback and rounding (see Parts 5 and 6 below).

**Completing the Application Form and paying for Shares**

3.7 *If you wish to participate in the SPP, you must complete the* Application Form and provide a cheque or money order in accordance with the instructions on the Application Form. Cheques may be drawn on either a New Zealand or Australian bank account. You should mark the relevant box on the Application Form indicating the currency you would like to use to pay for Shares.

If you apply for a NZ$1,000 Parcel you may send in a cheque or money *order in New Zealand dollars for the value of NZ$1,000 or* you may send in a cheque or money order in Australian dollars for the value of A$1,000. If you send in a cheque or money order for A$1,000 you will be refunded the difference (in Australian dollars) between A$1,000 and NZ$1,000 using the relevant mid-market foreign exchange rate at 9.00am (Auckland time) on the Allotment Date, together with any applicable Scaleback amount under Part 5.

If you apply for a NZ$2,500 Parcel you may send in a cheque or money order in New Zealand dollars for the value of NZ$2,500 or you may send in a cheque or money order in Australian dollars for the value of A$2,500. If you send in a cheque or money order for A$2,500 you will be refunded the difference (in Australian dollars) between A$2,500 and NZ$2,500 using the relevant mid-market foreign exchange rate at 9.00am (Auckland time) on the Allotment Date, together with any applicable Scaleback amount under Part 5.

If you apply for a NZ$5,000 Parcel you may send in a cheque or money order in New Zealand dollars for the value of NZ$5,000 or you may send in a cheque or money order in Australian dollars for the value of A$5,000. If you send in a cheque or money order for A$5,000 you will be refunded the difference (in Australian dollars) between A$5,000 and NZ$5,000 using the relevant mid-market foreign exchange rate at 9.00am (Auckland time) on the Allotment Date, together with any applicable Scaleback amount under Part 5.

**FPA's discretions regarding applications**

3.8 FPA has complete discretion to accept or reject your application to purchase Shares under the SPP, including (without limitation) if:

(a) your Application Form is incorrectly completed or incomplete or otherwise determined by FPA to be invalid;

(b) your cheque is dishonoured or has not been completed correctly;

(c) the cheque or money order that you enclose with your Application Form is not made out for the exact amount of the Parcel that you have selected on the Application Form, or, in the case of Eligible Shareholders sending in a cheque or money order in Australian dollars, the amount set out in clause 3.7;

(d) it appears that you are applying to buy more than NZ$5,000 (in aggregate) of Shares at the Issue Price (except if you are a Custodian applying on behalf of more than one beneficial owner in accordance with clause 3.3);

(e) your Application Form is received after the Closing Date. While FPA has discretion to accept late Application Forms and cheques or money orders, there is no assurance that it will do so. Late Application Forms and cheques or money orders, if not processed, will be returned to you at your registered address;

(f) FPA believes that you are not an Eligible Shareholder or Custodian, or you are not expressly noted as a Custodian on FPA's share register; or

(g) FPA considers that your application does not comply with *these Terms and Conditions.*

**Interest**

3.9 No interest will be paid on any application money returned to you.

**Significance of sending in an application**

3.10 If you apply to participate in the SPP by completing and returning the Application Form:

(a) your application, on these Terms and Conditions, will be irrevocable and unconditional (it cannot be withdrawn);

(b) you certify to FPA that you are an Eligible Shareholder entitled to apply for Shares under these terms and conditions;

(c) you agree to be bound by the constitution of FPA;

(d) you certify to FPA that you are not applying for Shares with an aggregate application price in excess of NZ$5,000 under the SPP (including applications made through a Custodian) even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP and the total issue price of those Shares for which you are applying, if issued, together with the total issue price of all and any other Shares applied for by you under the SPP or any similar arrangement and issued by FPA to you in the 12 months prior to and including the date of the application for Shares under the SPP will not exceed NZ$5,000 (excluding any Shares you may have acquired in that period on the NZSX or the ASX);

(e) you authorise FPA (and its officers or agents) to correct any error in, or omission from, your Application Form and to complete the Application Form by the insertion of any missing details;

(f) you acknowledge that FPA may at any time irrevocably determine that your Application Form is valid, in accordance with these Terms and Conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

(g) you accept the risk associated with any refund that may be despatched to you by cheque to your address shown on FPA's share register;

(h) you consent to not being refunded any excess of your application monies over the value of the Shares you are issued due to rounding under Part 6 below and you acknowledge that any such excess will be paid to a charity nominated by FPA;

(i) you agree to indemnify FPA for, and to pay to FPA within 5 business days of demand, any dishonour fees or other costs FPA may incur in presenting a cheque for payment which is dishonoured;

(j) you acknowledge that none of FPA, its advisors or agents has provided you with investment advice or financial product advice, and that none of them has an obligation to provide advice concerning your decision to apply for and purchase Shares;

(k) you acknowledge the risk that the market price for the Shares may change between the Record Date, the date you apply for Shares under the SPP and Allotment Date. A change in market price during this period will affect the Issue Price and may affect the value of the Shares;

(l) you acknowledge that FPA may disclose any information in or relating to your application and accompanying cheque or money order to Deutsche Bank in connection with their management of the SPP;

(m) you acknowledge that FPA is not liable for any exercise of its discretions referred to in these Terms and Conditions; and

(n) you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP.

If a Custodian applies to purchase Shares for a beneficial owner pursuant to clause 3.3, the certification referred to in clause 3.10(d) will be taken to be given by the beneficial owner on whose behalf the Custodian is applying to purchase Shares and an issue of shares will be taken as an issue to the beneficial owner.

**4 Issue Price**

You agree to pay the Issue Price up to a maximum of the Parcel you have selected on the Application Form.

**5 Scaleback**

5.1 If FPA receives applications for Shares with a total value in excess of NZ$10 million, it may, in its absolute discretion, undertake a Scaleback to the extent (subject to clause 5.2) and in the manner that it sees fit. However, FPA has a discretion to accept subscriptions in excess of NZ$10 million, including any additional amount which may be required to ensure that the total funds raised by the Placement and the SPP equal NZ$65 million.

5.2 FPA will not undertake a Scaleback that reduces the total value of Shares issued at the Issue Price under the SPP to less than NZ$10 million.

5.3 If FPA applies a Scaleback to your allotment, your application monies will be greater than the value of the Shares you will be allotted. In that event, the difference between the value of the Shares you are allotted and your application monies will be refunded to you by cheque mailed on the Despatch Date.

**6 Rounding of Shares and donation to charity**

6.1 If you apply for Shares under the SPP, you will apply for a certain value rather than a certain number of Shares. The number of Shares you receive will be determined by:

(a) If there is no Scaleback applied to your allotment, dividing the value of the Parcel you have applied for by the Issue Price, once it is determined; or

(b) if there is a Scaleback applied to your allotment, dividing the value of the Parcel you have been allocated by the Issue Price, once it is determined.

If this calculation produces a fractional number, the number of Shares you will be allotted will be rounded down to the nearest whole number of Shares.

6.2 If the number of Shares you are allotted is rounded down, your application monies will be slightly greater than the value of the Shares you are allotted and either:

(a) if there is no Scaleback applied to your allotment any such excess will be paid to a charity nominated by FPA. The donated amount per application will always be less than the Issue Price for one Share (that is, a maximum of NZ$4.60); or

(b) if there is a Scaleback applied to your allotment, any such excess will be refunded to you by including any such excess in the refund cheque that FPA will send you under clause 5.3.

**7 The Shares**

7.1 Shares issued under the SPP will rank equally with, and have the same voting rights, dividend rights and other entitlements as, existing fully paid Shares quoted on the NZSX and ASX.

7.2 FPA will apply for Shares issued under the SPP to be quoted on the NZSX and the ASX, with effect on or shortly after the Allotment Date. You cannot trade in any Shares issued to you pursuant to this SPP, either as principal or agent, until official quotation on the ASX in accordance with the ASX Listing Rules or on the NZSX in accordance with the NZX Listing Rules.

7.3 Shares will be entered on the register in which your Shares are currently held. In other words, if you hold Shares on the New Zealand register of FPA, then any Shares issued to you pursuant to the SPP will be entered on the New Zealand register. If you hold Shares on the Australian CHESS Sponsored register, then similarly any Shares issued to you under this SPP will be entered on the Australian CHESS Sponsored register. If you hold Shares on the Australian Issuer Sponsored register, then any Shares issued to you pursuant to the SPP will be entered on the Australian Issuer Sponsored register. If you hold Shares on multiple registers, Shares will be entered on the register of your country of residence, or in the case where you hold both CHESS Sponsored and Issuer Sponsored Shares in Australia, Shares will be entered on the CHESS Sponsored register.

**8 Financial Statements**

8.1 You may obtain free of charge the most recent annual report and financial statements of FPA by contacting FPA, or you may download the reports from the FPA website http://www.fisherpaykel.com/investors/.

**9 Underwriting of the Offer**

9.1 To the extent that there is any shortfall between NZ$10 million and the total value of Shares subscribed for by Eligible Shareholders and Custodians pursuant to this SPP, then Deutsche Bank, as underwriter, has agreed to subscribe for those shortfall Shares at the Issue Price. This arrangement does not preclude FPA from accepting subscriptions for greater than NZ$10 million.

**10 Amendments to the Offer and waiver of compliance**

10.1 FPA will not change these Terms and Conditions (subject to its discretion to revise the Timetable under clause 1.9 and subject to clause 10.2 below). However, FPA reserves the right to waive compliance with any provision of these Terms and Conditions. If FPA waives compliance with any provision of these Terms and Conditions, such waiver will apply to all Eligible Shareholders.

10.2 FPA reserves the right to, in its absolute discretion, modify, suspend, withdraw, terminate or correct the offer and the SPP, at any time. FPA will notify the NZX and ASX if it does so modify, suspend, withdraw, terminate or correct the offer or the SPP. Without limitation, FPA may seek to exercise this right if the Acquisition does not proceed for any reason.

10.3 FPA may issue fewer Shares than an Eligible Shareholder applies for under this offer (or none at all) if FPA believes that issuing those Shares would break any law or rules of any stock exchange on which FPA Shares are quoted.

**11 Interpretation of Documents**

11.1 In the event of any conflict between these Terms and Conditions (including the Glossary) and the accompanying letter from the Chairman and Questions and Answers, these Terms and Conditions shall take precedence.

**12 Governing Law**

12.1 These Terms and Conditions shall be governed by and construed in accordance with the laws of New Zealand.

**13 Dispute Resolution**

13.1 If any dispute arises in connection with the SPP, FPA may settle it in any manner it thinks fit. It may do so generally or in relation to any particular participant, application or Share. FPA's decision will be final and binding.

**14 Inconsistency**

14.1 Unless otherwise determined by the directors of FPA, in the event of any inconsistency between the terms and conditions of the SPP and FPA's constitution, FPA's constitution shall prevail.

| | |
|---|---|
| Acquisition | The proposed acquisition by FPA of Elba S.p.A, which was announced on 15 June 2006. |
| Allotment Date | On or around 1 August 2006, unless extended. |
| Application Form | The personalised application form relating to the SPP that you received with this booklet, including the instructions on the reverse of the form. |
| ASX | Australian Stock Exchange Limited. |
| Average Closing Price | The average of the daily closing share price of Shares sold on the NZSX during the Pricing Period. |
| Closing Date | 14 July 2006, unless extended. |
| Custodian | A holder of Shares that is a trustee corporation or a nominee company and holds Shares by reason only of acting for another person, where that person is resident in Australia or New Zealand, in the ordinary course of business of that trustee corporation or nominee company, or a holder of Shares by reason only that the person is a bare trustee of a trust to which the Shares are subject, where the beneficiary of that trust is a resident in Australia or New Zealand. |
| Despatch Date | On or around 2 August 2006, unless extended. |
| Deutsche Bank | Deutsche Bank AG (ABN 13 064 165 162). |
| Eligible Shareholder | A person who, at 5pm (Auckland time) on the Record Date, was recorded in FPA's share register as being a registered holder of Shares and having an address in New Zealand or Australia, unless that person holds Shares on behalf of another person who resides outside Australia or New Zealand. For the avoidance of doubt, no "U.S. person" (as defined in Regulation S under the US Securities Act of 1933) will be an Eligible Shareholder. |
| Fisher & Paykel Appliances or FPA | Fisher & Paykel Appliances Holdings Limited, company number 289193, having its registered office at 78 Springs Road, East Tamaki, Auckland, New Zealand. |
| Issue Price | The price at which the Shares will be issued pursuant to the SPP, being the lesser of:<br>• NZ$4.60 – being the price paid for Shares by institutional investors in the Placement; or<br>• a 2.5% discount to the Average Closing Price. |
| NZX | New Zealand Stock Exchange Limited. |
| NZSX | The main board equity security market operated by NZX. |
| Opening Date | 22 June 2006. |
| Parcel | The value of the parcel of Shares that you apply for, which may be NZ$1,000, NZ$2,500 or NZ$5,000, in each case at the Issue Price per Share. |
| Placement | The unconditional placement of Shares to institutional investors completed on 16 June 2006. |
| Price Announcement Date | Date on which the Issue Price is announced, expected to be on or around 31 July 2006, unless extended in accordance with the Terms and Conditions. |
| Pricing Period | A period of 10 Trading Days commencing on 17 July 2006. |
| Record Date | 19 June 2006. |
| Scaleback | The reduction in the allotments of Shares under the SPP (compared to Parcels applied for) that FPA will undertake if it receives applications under the SPP for more Shares than it wishes to issue. |
| Shares | Ordinary shares of Fisher & Paykel Appliances Holdings Limited. |
| SPP | The Share Purchase Plan detailed in these Terms & Conditions. |
| Trading Day | A full day on which the Shares are quoted, and not suspended from quotation or made subject to a trading halt, on NZSX. A day on which the NZSX is closed or on which trading on NZSX is suspended is not a Trading Day. |
| U.S. Person | A U.S. Person as defined in Regulation 5 under the U.S. Securities Act 1933. |

**Registered Office**
Fisher & Paykel Appliances Holdings Limited
78 Springs Road
East Tamaki, Auckland, New Zealand

**Share Registry**
Computershare Investor Services Ltd
Level 2, 159 Hurstmere Road
Auckland, New Zealand

**Financial Adviser and Underwriter**
Deutsche Bank AG
Level 6, 66 Wyndham Street
Auckland, New Zealand

Deutsche Bank AG
Deutsche Bank Place
Corner of Hunter and Phillip Streets
Sydney, Australia

**Legal Advisers**
Bell Gully
Vero Centre
48 Shortland Street
Auckland, New Zealand

# SHARE PURCHASE PLAN (SPP) APPLICATION FORM

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Holder Number

Current Shareholding

Name on Register

**This document is important. If you do not understand it, you should consult your financial adviser. Please see instructions on the reverse on how to complete this form and where to send it.**

## 1. Application for Shares and Certification

You may apply for one parcel of Fisher and Paykel Appliances Holdings Limited (FPA) ordinary shares to a value set out below (on and in accordance with the Terms and Conditions of the SPP).

Please tick one of the boxes below to indicate the value of the parcel of the FPA ordinary shares you wish to purchase.

☐ NZ$1,000 or ☐ NZ$2,500 or ☐ NZ$5,000

By accepting this offer and applying for shares, you agree to be bound by the Terms and Conditions of the SPP, including making the certifications and acknowledgments set out in those Terms and Conditions, and agree to be bound by the Constitution of FPA.

## 2. Payment Details

You may pay for a parcel of FPA ordinary shares using either New Zealand or Australian dollars. Please tick one of the boxes below to indicate the currency you would like to use to pay for your parcel of shares.

☐ New Zealand dollars ☐ Australian dollars

Value of cheque or money order: $

## 3. Contact Details

Please provide your contact details below.

Contact name

Daytime telephone number

**NO SIGNATURES ARE REQUIRED ON THIS FORM.**
**Please see lodgement instructions on reverse.**
**If you require information on how to complete this document please contact the SPP information line on:**
***0800 222 029 (New Zealand) or 1800 501 366 (Australia).***

**This offer closes at 5.00pm (Auckland time) on 14 July 2006.**
**Applications must be RECEIVED by the Share Registry before this time.**

# INSTRUCTIONS

## How to complete this application form:

Read carefully the Terms and Conditions of the Share Purchase Plan (SPP) and the additional information in the booklet provided with this application form. If you do not understand the Terms and Conditions or if you have any doubts about what to do, please consult your financial adviser.

## If you wish to participate in the SPP please follow the following instructions:

### 1. Application for Shares and Certification

Decide the value of shares you wish to apply to purchase.
Tick one box corresponding to the parcel of shares you wish to apply to purchase.

- Do not tick more than one box.
- Do not cross out the amounts next to the boxes and replace them with another amount.
- Read the certification underneath the boxes.
- By applying for shares under the SPP, you are giving this certification.
- Do not apply for more than NZ$5,000 worth of shares, taking into account applications made through a custodian (such as a trustee corporation or nominee company that holds shares in FPA on your behalf) and any applications under the SPP you make in other capacities. The NZ$5,000 limit only applies to shares issued to you by FPA under the SPP; it does not include any shares you may have acquired on the NZX or the ASX during this period.

### 2. Payment Details

Decide on the currency you wish to use to pay for shares.

- You may pay in either New Zealand dollars or Australian dollars. Tick the relevant box.
- Enter the value of the cheque or money order in the box provided.
- Make your cheque or money order payable to "Fisher & Paykel Appliances Share Purchase Plan".
- The date of the cheque should be the date you fill it in. Do not post date the cheque.
- The cheque or money order must be for the same amount as the box you have ticked in part 1 of the form (even if you are paying in Australian dollars) and the amount you have filled out in part 2 of the form.
- If you are making payment in Australian dollars, do not make any foreign exchange adjustments to the New Zealand dollar investment amount. Any foreign exchange difference will be refunded to you.

***Cross the cheque "Not Transferable". Do not forget to sign the cheque.***

### 3. Contact Details

Fill in your daytime telephone number and contact name.

- We may need to contact you, for example, if you have not filled in this application form correctly.

### Lodgement Instructions

Post or hand deliver this application form and your cheque or money order to us so that it is received before 5pm (Auckland time) on 14 July 2006. If you are posting, you should allow sufficient time for collection and delivery by the postal service. Application forms and cheques received after the closing date may not be processed regardless of when they are postmarked.

We have included a reply paid envelope for your convenience.

You may also:

**Use a standard envelope to the following postal address:** OR

Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
NEW ZEALAND

**Deliver personally to the following address:**

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
North Shore City

**If you require further assistance to complete this application form, please contact the Share Purchase Plan Information line on: 0800 222 029 (New Zealand) or 1800 501 366 (Australia).**

If you do not understand the Terms and Conditions, or if you have any doubts about what to do, please consult your financial adviser.

15

## View Announcement

| | |
|---|---|
| Headline | Fisher & Paykel Appliances Share Purchase Plan (SPP) |
| Announcement text | Further to the announcement made earlier, Fisher & Paykel Appliances Holdings Limited (FPA) have provided a copy of the covering letter. |

On behalf of the Directors of Fisher & Paykel Appliances Holdings Limited (FPA), I am pleased to offer you the opportunity to participate in a Share Purchase Plan (the SPP), allowing you to purchase up to NZ$5,000 of FPA ordinary shares without brokerage and transaction costs.

On 15 June 2006, FPA announced the acquisition of Elba S.p.A (the Acquisition). Elba S.p.A is an Italian based cookware company that manufactures cooktops, built-ins and freestanders. Elba S.p.A has an attractive cookware product range that will improve FPA's product offering in Europe. The acquistion also provides FPA with a European manufacturing platform that will help build critical mass in Europe for the distribution of other FPA products.

The Acquisition will be part funded by a NZ$55 million placement of ordinary shares to New Zealand, Australian and foreign institutional investors (the Placement) and this SPP, designed to raise at least NZ$10 million. The SPP allows New Zealand and Australian holders of ordinary shares to participate in the capital raising to fund the Acquisition.
Participation in the SPP is entirely voluntary. Under the SPP, if you are an Eligible Shareholder, you may apply for any one of NZ$1,000 of shares, NZ$2,500 of shares, or NZ$5,000 of shares.

FPA has agreed to issue any shares not taken up in the SPP up to the value of NZ$10 million to Deutsche Bank, as underwriter. This will provide certainty in the amount of funding raised for the Acquisition.

Details of the terms and conditions of the offer under the SPP and how you can participate in it are contained in the enclosed booklet and you are encouraged to read it in its entirety before you decide whether to participate. If you choose to apply for shares under the SPP, please complete the enclosed personalised Application Form and return the Application Form to FPA's share registry together with a cheque or money order for the application monies. The SPP opens on 22 June 2006 and is expected to close on 14 July 2006.

If you have any questions or require further information in respect of the SPP, please call 0800 222 029 (New Zealand) or 1800 501 366 (Australia).

On behalf of the Board, I invite you to consider this opportunity to increase your investment in FPA.
Yours sincerely

G.A. Paykel John Bongard Norman Geary John Gilks Chairman Managing Director Director Director

William Gillanders Peter Lucas Ralph Waters John Williams Director Director Director Director

| | |
|---|---|
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Cover Letter | PDF file | 51 | |

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

This announcement has no comments.

Fisher & Paykel Appliances Holdings Limited
78 Springs Road, East Tamaki
PO Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

19 June 2006

Dear Shareholder

**Fisher & Paykel Appliances Share Purchase Plan (SPP)**

On behalf of the Directors of Fisher & Paykel Appliances Holdings Limited (FPA), I am pleased to offer you the opportunity to participate in a Share Purchase Plan (the SPP), allowing you to purchase up to NZ$5,000 of FPA ordinary shares without brokerage and transaction costs.

On 15 June 2006, FPA announced the acquisition of Elba S.p.A (the Acquisition). Elba S.p.A is an Italian based cookware company that manufactures cooktops, built-ins and freestanders. Elba S.p.A has an attractive cookware product range that will improve FPA's product offering in Europe. The acquistion also provides FPA with a European manufacturing platform that will help build critical mass in Europe for the distribution of other FPA products.

The Acquisition will be part funded by a NZ$55 million placement of ordinary shares to New Zealand, Australian and foreign institutional investors (the Placement) and this SPP, designed to raise at least NZ$10 million. The SPP allows New Zealand and Australian holders of ordinary shares to participate in the capital raising to fund the Acquisition.

Participation in the SPP is entirely voluntary. Under the SPP, if you are an Eligible Shareholder, you may apply for any one of NZ$1,000 of shares, NZ$2,500 of shares, or NZ$5,000 of shares.

FPA has agreed to issue any shares not taken up in the SPP up to the value of NZ$10 million to Deutsche Bank, as underwriter. This will provide certainty in the amount of funding raised for the Acquisition.

Details of the terms and conditions of the offer under the SPP and how you can participate in it are contained in the enclosed booklet and you are encouraged to read it in its entirety before you decide whether to participate. If you choose to apply for shares under the SPP, please complete the enclosed personalised Application Form and return the Application Form to FPA's share registry together with a cheque or money order for the application monies. The SPP opens on 22 June 2006 and is expected to close on 14 July 2006.

If you have any questions or require further information in respect of the SPP, please call 0800 222 029 (New Zealand) or 1800 501 366 (Australia).

On behalf of the Board, I invite you to consider this opportunity to increase your investment in FPA.

Yours sincerely

G.A. Paykel
Chairman

John Bongard
Managing Director

Norman Geary
Director

John Gilks
Director

William Gillanders
Director

Peter Lucas
Director

Ralph Waters
Director

John Williams
Director

16

# View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

STOCK EXCHANGE RELEASE: NZX; 21 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 51,659

3. Principal Terms of the Securities :

Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 14,324 Ordinary Shares following the cancellation of 28,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of shares. Issue of 17,335 Ordinary Shares following the cancellation of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of shares.

4. Issue Price :

20,000 Shares @ NZ$2.305
31,659 Shares @ NZ$0.00

5. Date of Issue : 21 June 2006

6. Number and Class of All Securities
Quoted, Including This Issue : 265,170,233 Ordinary Shares

7. Number and Class of All Securities
Not Quoted : 9,478,707
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 15 | |

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  *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities
  *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard
  *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities
  *Released - 22 Jun 2006 at 11:40:21 AM*

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# Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 21 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 51,659 |
| 3. | Principal Terms of the Securities | : | Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 14,324 Ordinary Shares following the cancellation of 28,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of shares.<br><br>Issue of 17,335 Ordinary Shares following the cancellation of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of shares. |
| 4. | Issue Price | : | 20,000 Shares @ NZ$2.305<br>31,659 Shares @ NZ$0.00 |
| 5. | Date of Issue | : | 21 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 265,170,233 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted<br>Options to Acquire Ordinary Shares | : | 9,478,707 |

**M D Richardson**
Company Secretary

## View Announcement

Headline: Ongoing Disclosure - MD Richardson

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 21 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 20 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 346,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 280,000 Options to Buy Ordinary Shares

G. Signature
M D Richardson

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson

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**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 21 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 20 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 66,670 @ $2.305 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 67,542 Ordinary Shares

H. Signature
M D Richardson

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 21 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 20 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.519 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 67,542
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 872 Ordinary Shares

I. Signature
M D Richardson

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure - MD Richardson | PDF file | 39 | |

This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Mark David Richardson |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 21 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Mark David Richardson |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 20 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 346,670 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,670 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 280,000 Options to Buy Ordinary Shares |

## G. Signature

M D Richardson

**M D Richardson**

5437865

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Mark David Richardson |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 21 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Mark David Richardson |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 20 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 66,670 @ $2.305 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 872 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,670 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 67,542 Ordinary Shares |

## H. Signature

M D Richardson

**M D Richardson**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Mark David Richardson |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Financial Officer and Company Secretary |
| 5 | Date of this disclosure notice | 21 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Mark David Richardson |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 20 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.519 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 67,542 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,670 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 872 Ordinary Shares |

## I. Signature

M. D. Richardson

**M D Richardson**

18

# View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

STOCK EXCHANGE RELEASE: NZX; 22 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 173,335

3. Principal Terms of the Securities :
Issue of 106,668 Ordinary Shares following the exercise of 106,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 66,667 Ordinary Shares following the exercise of 66,667 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 106,668 Shares @ NZ$2.305
66,667 Shares @ NZ$2.525

5. Date of Issue : 22 June 2006

6. Number and Class of All Securities
Quoted, Including This Issue : 265,343,568 Ordinary Shares

7. Number and Class of All Securities
Not Quoted : 9,305,372
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 13 | |

This announcement has no comments.

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**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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# Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 22 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 173,335 |
| 3. | Principal Terms of the Securities | : | Issue of 106,668 Ordinary Shares following the exercise of 106,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 66,667 Ordinary Shares following the exercise of 66,667 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |
| 4. | Issue Price | : | 106,668 Shares @ NZ$2.305<br>66,667 Shares @ NZ$2.525 |
| 5. | Date of Issue | : | 22 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 265,343,568 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted<br>Options to Acquire Ordinary Shares | : | 9,305,372 |

**M D Richardson**
Company Secretary

## View Announcement

Headline Ongoing Disclosure - C G Douglas

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 22 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 21 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 136,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 116,670 Options to Buy Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing

**Being Worked On (0)**

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**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 21 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 20,000 @ $2.305 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 1,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 21,864 Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
☐ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 22 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 21 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.5372 per
15. Number of securities held prior, set out by class and type (as

required by regulation 8) 21,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 1,864

Signature

C Douglas

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure - C G Douglas | PDF file | 40 | |

This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 22 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 1 March 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 21 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 136,670 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 20,000 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 116,670 Options to Buy Ordinary Shares |

**Signature**

**C Douglas**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 22 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 1 March 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 21 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 20,000 @ $2.305 per |
| 15. | Number of securities held prior, set out by class *and type (as required by regulation 8)* | 1,864 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 20,000 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 21,864 Ordinary Shares |

**Signature**



**C Douglas**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 22 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 1 March 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 21 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.5372 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 21,864 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 20,000 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 1,864 |

## Signature

C Douglas

20

# View Announcement

Headline: Ongoing Disclosure - J H Bongard

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John Herbert Bongard
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Executive Officer & Managing Director
5 Date of this disclosure notice 23 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John Herbert Bongard
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 May 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 22 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 540,002 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 173,335 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 366,667 Options to Buy Ordinary Shares

Signature

J H Bongard

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John Herbert Bongard
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Executive Officer & Managing

**Being Worked On (0)**

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**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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Director
5 Date of this disclosure notice 23 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John Herbert Bongard
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 May 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 22 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 106,668 @ $2.305 66,667 @ $2.525
15. Number of securities held prior, set out by class and type (as required by regulation 8) 68,928
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 173,335

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 242,263 Ordinary Shares

Signature

J H Bongard

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John Herbert Bongard
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Executive Officer & Managing Director
5 Date of this disclosure notice 23 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John Herbert Bongard
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 May 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 22 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.5516 per

15. Number of securities held prior, set out by class and type (as required by regulation 8) 242,263
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 173,335

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 68,928 Ordinary Shares

Signature

J H Bongard

| | |
|---|---|
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure - J H Bongard | PDF file | 37 | |

This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John Herbert Bongard |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Executive Officer & Managing Director |
| 5 | Date of this disclosure notice | 23 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John Herbert Bongard |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 20 May 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 22 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 540,002 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 173,335 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 366,667 Options to Buy Ordinary Shares |

**Signature**

**J H Bongard**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John Herbert Bongard |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Executive Officer & Managing Director |
| 5 | Date of this disclosure notice | 23 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John Herbert Bongard |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 20 May 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 22 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 106,668 @ $2.305<br>66,667 @ $2.525 |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 68,928 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 173,335 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 242,263 Ordinary Shares |

**Signature**

John Bongard.

**J H Bongard**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John Herbert Bongard |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Chief Executive Officer & Managing Director |
| 5 | Date of this disclosure notice | 23 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John Herbert Bongard |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 20 May 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 22 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.5516 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 242,263 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 173,335 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 68,928 Ordinary Shares |

**Signature**



**J H Bongard**

21

# View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

STOCK EXCHANGE RELEASE: NZX; 23 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 48,080

3. Principal Terms of the Securities :
Issue of 6,670 Ordinary Shares following the exercise of 6,670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 29,562 Ordinary Shares following the cancellation of 60,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of the shares.

Issue of 11,848 Ordinary Shares following the cancellation of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of the shares.

4. Issue Price :
6,670 Shares @ NZ$2.305
41,410 Shares @ NZ$0.00

5. Date of Issue : 23 June 2006

6. Number and Class of All Securities
Quoted, Including This Issue : 265,391,648 Ordinary Shares

7. Number and Class of All Securities
Not Quoted : 9,212,036
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 15 | |

This announcement has no comments.

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**Waiting for Release (0)**

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**Last 5 Released Announcement(s)**

- Issue of Shares
  *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities
  *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard
  *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities
  *Released - 22 Jun 2006 at 11:40:21 AM*

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There aren't any rejected Announcements.

**Logged in (1)**

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# Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 23 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 48,080 |
| 3. | Principal Terms of the Securities | : | Issue of 6,670 Ordinary Shares following the exercise of 6,670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 29,562 Ordinary Shares following the cancellation of 60,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of the shares.<br><br>Issue of 11,848 Ordinary Shares following the cancellation of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002 in consideration for the issue of the shares. |
| 4. | Issue Price | : | 6,670 Shares @ NZ$2.305<br>41,410 Shares @ NZ$0.00 |
| 5. | Date of Issue | : | 23 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 265,391,648 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted<br>Options to Acquire Ordinary Shares | : | 9,212,036 |

**M D Richardson**
Company Secretary

# View Announcement

| | |
|---|---|
| Headline | Issue of Shares |
| Announcement text | NZX ANNOUNCEMENT |

Fisher & Paykel Appliances Holdings Limited
FPA 23 June 2006, 4.00pm

ALLOT ISSUE OF SHARES

23 June 2006 ALLOTMENT OF FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED SHARES

Pursuant to Listing Rule 7.12.1, Fisher & Paykel Appliances Holdings Limited (FPA) advises of the placement of 11,956,522 ordinary shares to institutional investors following a book-build process. This allotment constitutes partial funding for the acquisition of Elba S.p.A, as announced on 15 June 2006.

(a) Class of Security and ISIN:The shares which have been issued are ordinary shares in FPA which have an ISIN number of NZFPAE0001S2.
(b) The number issued or acquired:11,956,522 shares have been issued.
(c) The nominal value (if any) and issue or acquisition price:The shares were issued for NZ$4.60 per share.
(d) Whether payment was in cash:Cash payments were made to FPA for the shares.
(e) Any amount paid up (if not in full):The shares are fully paid up.
(f) The percentage of the total class of securities issued or acquired:5% of FPA's issued equity securities.
(g) The reason for the issue or acquisition:The issue was undertaken to provide partial funding for the acquisition of Elba S.p.A.
(h) The specific authority for the issue or acquisition (if any):A Board resolution of FPA dated 22 June 2006. The shares were issued pursuant to NZSX Listing Rule 7.3.5.(i) Any terms or details of the issue or acquisition (such as an escrow provisions):There are no unusual terms of issue of the ordinary shares.
(j) The total number of securities of the class in existence after the issue or acquisition:277,348,170 ordinary shares.
(k) In the case of an acquisition of shares by an issuer which is a company registered under the Companies Act 1993, whether those shares are to be held as treasury stock:Not applicable.
(l) The date of issue or acquisition:23 June 2006.ENDS.

| | |
|---|---|
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Issue of Shares | PDF file | 12 | |

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*
- Notice of Issue of Securities *Released - 22 Jun 2006 at 11:40:21 AM*

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There aren't any rejected Announcements.

**Logged in (1)**

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**NZX ANNOUNCEMENT**

| Company | Code | Released | Type | Headline |
|---|---|---|---|---|
| Fisher & Paykel Appliances Holdings Limited | FPA | 23 June 2006, 4.00pm | ALLOT | ISSUE OF SHARES |

Full Text of Announcement

23 June 2006

ALLOTMENT OF FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED SHARES

Pursuant to Listing Rule 7.12.1, Fisher & Paykel Appliances Holdings Limited (FPA) advises of the placement of 11,956,522 ordinary shares to institutional investors following a book-build process. This allotment constitutes partial funding for the acquisition of Elba S.p.A, as announced on 15 June 2006.

(a) Class of Security and ISIN:
The shares which have been issued are ordinary shares in FPA which have an ISIN number of NZFPAE0001S2.

(b) The number issued or acquired:
11,956,522 shares have been issued.

(c) The nominal value (if any) and issue or acquisition price:
The shares were issued for NZ$4.60 per share.

(d) Whether payment was in cash:
Cash payments were made to FPA for the shares.

(e) Any amount paid up (if not in full):
The shares are fully paid up.

(f) The percentage of the total class of securities issued or acquired:
5% of FPA's issued equity securities.

(g) The reason for the issue or acquisition:
The issue was undertaken to provide partial funding for the acquisition of Elba S.p.A.

(h) The specific authority for the issue or acquisition (if any):
A Board resolution of FPA dated 22 June 2006. The shares were issued pursuant to NZSX Listing Rule 7.3.5.

(i) Any terms or details of the issue or acquisition (such as an escrow provisions):
There are no unusual terms of issue of the ordinary shares.

(j) The total number of securities of the class in existence after the issue or acquisition:
277,348,170 ordinary shares.

(k) In the case of an acquisition of shares by an issuer which is a company registered under the Companies Act 1993, whether those shares are to be held as treasury stock:
Not applicable.

(l) The date of issue or acquisition:
23 June 2006.

ENDS.

6929194

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

Stock Exchange Release NZX 26 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 160,000

3. Principal Terms of the Securities :
Issue of 160,000 Ordinary Shares following the exercise of 160,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

4. Issue Price : 160,000 Shares @ NZ$2.305

5. Date of Issue : 26 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,508,170 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 9,052,036 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | |

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Notice of Issue of Securities *Released - 26 Jun 2006 at 03:13:06 PM*
- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas *Released - 23 Jun 2006 at 10:13:22 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

# Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 26 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 160,000 |
| 3. | Principal Terms of the Securities | : | Issue of 160,000 Ordinary Shares following the exercise of 160,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. |
| 4. | Issue Price | : | 160,000 Shares @ NZ$2.305 |
| 5. | Date of Issue | : | 26 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 277,508,170 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted<br>Options to Acquire Ordinary Shares | : | 9,052,036 |

**M D Richardson**
Company Secretary

## View Announcement

Headline Ongoing Disclosure - C G Douglas

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 27 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 22 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 23 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 116,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 6,670 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 110,000 Options to Buy Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Ongoing Disclosure - C G Douglas
  Status: *Waiting for review*
  *Sent - 27 Jun 2006 at 11:22:00 AM*

**Last 5 Released Announcement(s)**

- Notice of Issue of Securities
  *Released - 26 Jun 2006 at 03:13:06 PM*
- Issue of Shares
  *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities
  *Released - 23 Jun 2006 at 11:02:42 AM*
- Ongoing Disclosure - J H Bongard
  *Released - 23 Jun 2006 at 10:32:32 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 23 Jun 2006 at 10:13:22 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 22 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 23 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 6,670 @ $2.305 per

15. Number of securities held prior, set out by class and type (as required by regulation 8) 1,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 6,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 8,534 Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 27 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 22 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 23 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.60 per
15. Number of securities held prior, set out by class and type (as

required by regulation 8) 8,534
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 6,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 1,864

Signature

C Douglas

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure Douglas | PDF file | 40 | |

This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E; F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 22 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 23 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 116,670 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 6,670 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 110,000 Options to Buy Ordinary Shares |

**Signature**



**C Douglas**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 22 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 23 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 6,670 @ $2.305 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 1,864 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 6,670 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 8,534 Ordinary Shares |

**Signature**

**C Douglas**

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| | | | |
|---|---|---|---|
| | Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Craig George Douglas |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Sales & Marketing |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Craig George Douglas |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 22 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 23 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | *Nature or type of transaction*[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.60 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 8,534 |
| 16. | *Number of securities subject to acquisition or* disposal (as required by regulation 11(1)(b)) | 6,670 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 1,864 |

**Signature**

**C Douglas**

## View Announcement

Headline: Ongoing Disclosure - A A Macfarlane

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
□Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 27 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Alastair Armstrong Macfarlane
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 26 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 560,000 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 160,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 400,000 Options to Buy Ordinary Shares

G. Signature

A A Macfarlane

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
□Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Ongoing Disclosure - A A Macfarlane *Released - 27 Jun 2006 at 11:30:35 AM*
- Ongoing Disclosure - C G Douglas *Released - 27 Jun 2006 at 11:23:43 AM*
- Notice of Issue of Securities *Released - 26 Jun 2006 at 03:13:06 PM*
- Issue of Shares *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities *Released - 23 Jun 2006 at 11:02:42 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 27 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Alastair Amrstrong Macfarlane
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 26 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 160,000 @ $2.305 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 160,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 160,872 Ordinary Shares

G. Signature

A A Macfarlane

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Alastair Armstrong Macfarlane
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Finance Group Managing Director
5 Date of this disclosure notice 27 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Alastair Amrstrong Macfarlane
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 7 June 2006

11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 26 June 2006

12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6028 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 160,872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 160,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 872 Ordinary Shares

G. Signature

A A Macfarlane

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure Macfarlane | PDF file | 38 | |

This announcement has no comments.

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Alastair Armstrong Macfarlane |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Managing Director |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Alastair Armstrong Macfarlane |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 26 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 560,000 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 160,000 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 400,000 Options to Buy Ordinary Shares |

## G. Signature

**A A Macfarlane**

5437865

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Alastair Armstrong Macfarlane |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Managing Director |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Alastair Amrstrong Macfarlane |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 26 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 160,000 @ $2.305 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 872 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 160,000 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 160,872 Ordinary Shares |

## G. Signature

Alastair Macfarlane

**A A Macfarlane**

5437865

# Disclosure Notice*

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| | | | |
|---|---|---|---|
| | Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Alastair Armstrong Macfarlane |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Finance Group Managing Director |
| 5 | Date of this disclosure notice | 27 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Alastair Amrstrong Macfarlane |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 7 June 2006 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 26 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.6028 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 160,872 |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 160,000 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 872 Ordinary Shares |

## G. Signature

**A A Macfarlane**

 26

## View Announcement

| | |
|---|---|
| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited<br><br>Stock Exchange Release NZX 27 June 2006<br><br>Notice of Issue of Securities<br><br>1. Class of Securities Issued : Ordinary Shares<br><br>2. Number of Securities Issued : 106,666<br><br>3. Principal Terms of the Securities :<br>Issue of 106,666 Ordinary Shares following the exercise of 106,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>4. Issue Price : 106,666 Shares @ NZ$2.305<br><br>5. Date of Issue : 27 June 2006<br><br>6. Number and Class of All Securities Quoted, Including This Issue : 277,614,836 Ordinary Shares<br><br>7. Number and Class of All Securities Not Quoted : 8,945,370 Options to Acquire Ordinary Shares<br><br>M D Richardson<br>Company Secretary |
| Embargo Until | None |

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | |

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Notice of Issue of Securities
  Status: *Waiting for review*
  *Sent - 27 Jun 2006 at 11:35:58 AM*

**Last 5 Released Announcement(s)**

- Ongoing Disclosure - A A Macfarlane
  *Released - 27 Jun 2006 at 11:30:35 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 27 Jun 2006 at 11:23:43 AM*
- Notice of Issue of Securities
  *Released - 26 Jun 2006 at 03:13:06 PM*
- Issue of Shares
  *Released - 23 Jun 2006 at 04:05:30 PM*
- Notice of Issue of Securities
  *Released - 23 Jun 2006 at 11:02:42 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

28

# View Announcement

Headline Notice of Issue of Securities

Announcement text

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 28 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 46,670

3. Principal Terms of the Securities : Issue of 26,670 Ordinary Shares following the exercise of 26.670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 26,670 Shares @ NZ$2.305
20,000 Shares @ NZ$2.525

5. Date of Issue : 28 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,661,506 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 8,898,700 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | |

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Notice of Issue of Securities
  Status: *Currently being worked on by Claire Misson*
  *Sent - 28 Jun 2006 at 02:07:59 PM*

**Last 5 Released Announcement(s)**

- 2005 / 2006 Annual Report and Notice of Meeting Issued
  *Released - 28 Jun 2006 at 10:05:25 AM*
- Notice of Issue of Securities
  *Released - 27 Jun 2006 at 11:37:11 AM*
- Ongoing Disclosure - A A Macfarlane
  *Released - 27 Jun 2006 at 11:30:35 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 27 Jun 2006 at 11:23:43 AM*
- Notice of Issue of Securities
  *Released - 26 Jun 2006 at 03:13:06 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

# Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 28 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 46,670 |
| 3. | Principal Terms of the Securities | : | Issue of 26,670 Ordinary Shares following the exercise of 26.670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |
| 4. | Issue Price | : | 26,670 Shares @ NZ$2.305<br>20,000 Shares @ NZ$2.525 |
| 5. | Date of Issue | : | 28 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 277,661,506 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares | : | 8,898,700 |

**M D Richardson**
Company Secretary

 29

## View Announcement

Headline: Ongoing Disclosure - J W Wardrop

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 28 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 27 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 453,336 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,666 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 386,670 Options to Buy Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Ongoing Disclosure - J W Wardrop
  Status: *Waiting for review*
  *Sent - 28 Jun 2006 at 02:28:34 PM*

**Last 5 Released Announcement(s)**

- Notice of Issue of Securities
  *Released - 28 Jun 2006 at 02:09:52 PM*
- 2005 / 2006 Annual Report and Notice of Meeting Issued
  *Released - 28 Jun 2006 at 10:05:25 AM*
- Notice of Issue of Securities
  *Released - 27 Jun 2006 at 11:37:11 AM*
- Ongoing Disclosure - A A Macfarlane
  *Released - 27 Jun 2006 at 11:30:35 AM*
- Ongoing Disclosure - C G Douglas
  *Released - 27 Jun 2006 at 11:23:43 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 28 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 27 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.305 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 51,256 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,666 Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 117,922 Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 28 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 26 November 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 27 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6502 per

15. Number of securities held prior, set out by class and type (as required by regulation 8) 117,922 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,666

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 51,256 Ordinary Shares

G. Signature
J W Wardrop

Embargo Until None

| Description | Type | Size (kb) | Action |
| --- | --- | --- | --- |
| Ongoing Disclosure Wardrop | PDF file | 38 | |

This announcement has no comments.

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John William Wardrop |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Human Resources and Cost Management |
| 5 | Date of this disclosure notice | 28 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John William Wardrop |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 26 November 2004 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 27 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 453,336 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,666 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 386,670 Options to Buy Ordinary Shares |

## G. Signature

**J W Wardrop**

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John William Wardrop |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Human Resources and Cost Management |
| 5 | Date of this disclosure notice | 28 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John William Wardrop |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 26 November 2004 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 27 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $2.305 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 51,256 Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,666 Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 117,922 Ordinary Shares |

## G. Signature

**J W Wardrop**

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | John William Wardrop |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Human Resources and Cost Management |
| 5 | Date of this disclosure notice | 28 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | John William Wardrop |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 26 November 2004 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 27 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.6502 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 117,922 Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 66,666 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 51,256 Ordinary Shares |

## G. Signature

**J W Wardrop**

## View Announcement

| | |
|---|---|
| Headline | Ongoing Disclosure - B J Nowell |

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Brian James Nowell
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Retired 30 April 2006
5 Date of this disclosure notice 29 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brian James Nowell
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 22 December 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 28 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.70 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 314,723 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 50,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 264,723 Ordinary Shares

G. Signature
B J Nowell

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Brian James Nowell
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Appliances Group General Manager –

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Notice of Issue of Securities
  Status: *Currently being worked on by Claire Misson*
  *Sent - 29 Jun 2006 at 02:38:10 PM*

**Last 5 Released Announcement(s)**

- Ongoing Disclosre - P Brockett
  *Released - 29 Jun 2006 at 02:36:54 PM*
- Ongoing Disclosure - B J Nowell
  *Released - 29 Jun 2006 at 02:35:07 PM*
- Ongoing Disclosure - J W Wardrop
  *Released - 28 Jun 2006 at 02:35:35 PM*
- Notice of Issue of Securities
  *Released - 28 Jun 2006 at 02:09:52 PM*
- 2005 / 2006 Annual Report and Notice of Meeting Issued
  *Released - 28 Jun 2006 at 10:05:25 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

Customer Services, Quality and Corporate Communications
5 Date of this disclosure notice 22 December 2005

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Brian James Nowell
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 20 December 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 22 December 2005
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Shares Issued in Consideration for the Cancellation of Options
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 293,318 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 22,277

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 315,595 Ordinary Shares

G. Signature
B J Nowell

Embargo Until None

**Attachments**

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure Nowell | word document | 1719 | |

**Comments**

This announcement has no comments.

# Disclosure Notice

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Brian James Nowell |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Retired 30 April 2006 |
| 5 | Date of this disclosure notice | 29 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Brian James Nowell |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 22 December 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 28 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.70 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 314,723 Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 50,000 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 264,723 Ordinary Shares |

## G. Signature

**B J Nowell**

# View Announcement

Headline: Ongoing Disclosre - P Brockett

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Paul Brockett
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Global Planning, Logistics and Investors Relations
5 Date of this disclosure notice 29 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Paul Brockett
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 8 February 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 28 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 266,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 46,670 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 220,000 Options to Buy Ordinary Shares

G. Signature
P Brockett

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Paul Brockett
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (1)**

- Notice of Issue of Securities
  Status: *Currently being worked on by Claire Misson*
  *Sent - 29 Jun 2006 at 02:38:10 PM*

**Last 5 Released Announcement(s)**

- Ongoing Disclosre - P Brockett
  *Released - 29 Jun 2006 at 02:36:54 PM*
- Ongoing Disclosure - B J Nowell
  *Released - 29 Jun 2006 at 02:35:07 PM*
- Ongoing Disclosure - J W Wardrop
  *Released - 28 Jun 2006 at 02:35:35 PM*
- Notice of Issue of Securities
  *Released - 28 Jun 2006 at 02:09:52 PM*
- 2005 / 2006 Annual Report and Notice of Meeting Issued
  *Released - 28 Jun 2006 at 10:05:25 AM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

4. Position you hold in the issuer Vice President Global Planning, Logistics and Investors Relations
5 Date of this disclosure notice 29 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Paul Brockett
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 8 February 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 28 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 26,670 at $2.305 per20,000 at $2.525 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 39,412 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 46,670 Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 86,082 Ordinary Shares

H. Signature
P Brockett

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Paul Brockett
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Global Planning, Logistics and Investors Relations
5 Date of this disclosure notice 29 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Paul Brockett
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 8 February 2005
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 28 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares

14. Consideration8 (as required by regulation 10) $4.6993 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 86,082 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 46,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 39,412 Ordinary Shares

I. Signature
P Brockett

Embargo Until None

**Attachments**

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Ongoing Disclosure P Brockett | word document | 106 | |

**Comments**

This announcement has no comments.

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

| | | | |
|---|---|---|---|
| | Initial disclosure (complete Parts A, B, C, D, F and G of this notice). | √ | Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). |

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Paul Brockett |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Global Planning, Logistics and Investors Relations |
| 5 | Date of this disclosure notice | 29 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Paul Brockett |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Options to Buy Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 8 February 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 28 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Exercise of Options to Buy Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | Nil |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 266,670 Options to Buy Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 46,670 Options to Buy Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | 220,000 Options to Buy Ordinary Shares |

## G. Signature



**P Brockett**

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Paul Brockett |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Global Planning, Logistics and Investors Relations |
| 5 | Date of this disclosure notice | 29 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Paul Brockett |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 8 February 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 28 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Acquisition of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | 26,670 at $2.305 per<br><br>20,000 at $2.525 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 39,412 Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 46,670 Ordinary Shares |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 86,082 Ordinary Shares |

## H. Signature



**P Brockett**

Disclosure of directors' and officers' relevant interests
*Section 19T, Securities Markets Act 1988*

## A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

## B. Preliminary

| | | |
|---|---|---|
| 1. | Name | Paul Brockett |
| 2. | Name of issuer | Fisher & Paykel Appliances Holdings Limited |
| 3. | Name of related body corporate (if applicable)[1] | N.A. |
| 4. | Position you hold in the issuer | Vice President Global Planning, Logistics and Investors Relations |
| 5 | Date of this disclosure notice | 29 June 2006 |

## C. Nature of relevant interest

| | | |
|---|---|---|
| 6. | Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b)) | Paul Brockett |
| 7. | Class and type of security[3] (as required by regulation 6B or regulation 8) | Ordinary Shares |
| 8. | Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a)) | Beneficial |

## D. Date (for initial disclosure)

| | | |
|---|---|---|
| 9. | Date of disclosure obligation (as required by regulation 6C) | - |

## E. Transaction (for ongoing disclosure)

| | | |
|---|---|---|
| 10. | Date of last disclosure[5] (as required by regulation 13) | 8 February 2005 |
| 11. | Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) | 28 June 2006 |
| 12. | Number of transactions[6] (as required by regulation 12(2), if applicable) | One |

| | | |
|---|---|---|
| 13. | Nature or type of transaction[7] (as required by regulation 11(1)(a)) | Disposal of Ordinary Shares |
| 14. | Consideration[8] (as required by regulation 10) | $4.6993 per |
| 15. | Number of securities held prior, set out by class and type (as required by regulation 8) | 86,082 Ordinary Shares |
| 16. | Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) | 46,670 |

## F. Extent of relevant interest

| | | |
|---|---|---|
| 17. | Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) | Beneficial: 39,412 Ordinary Shares |

## I. Signature

**P Brockett**

 32

## View Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 29 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 80,003

3. Principal Terms of the Securities : Issue of 66,670 Ordinary Shares following the exercise of 66.670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 66,670 Shares @ NZ$2.305
13,333 Shares @ NZ$2.525

5. Date of Issue : 29 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,741,509 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 8,818,697 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

**Attachments**

| Description | Type | Size (kb) | Action |
|---|---|---|---|
| Notice of Issue of Securities | PDF file | 12 | |

**Comments**

This announcement has no comments.

**Being Worked On (0)**

No announcements are being worked on.

**Waiting for Release (0)**

No announcements pending.

**Last 5 Released Announcement(s)**

- Notice of Issue of Securities *Released - 29 Jun 2006 at 02:41:43 PM*
- Ongoing Disclosre - P Brockett *Released - 29 Jun 2006 at 02:36:54 PM*
- Ongoing Disclosure - B J Nowell *Released - 29 Jun 2006 at 02:35:07 PM*
- Ongoing Disclosure - J W Wardrop *Released - 28 Jun 2006 at 02:35:35 PM*
- Notice of Issue of Securities *Released - 28 Jun 2006 at 02:09:52 PM*

**Last 0 Rejected Announcement(s)**

There aren't any rejected Announcements.

**Logged in (1)**

- *L Ross*

# Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 29 June 2006

## Notice of Issue of Securities

| | | | |
|---|---|---|---|
| 1. | Class of Securities Issued | : | Ordinary Shares |
| 2. | Number of Securities Issued | : | 80,003 |
| 3. | Principal Terms of the Securities | : | Issue of 66,670 Ordinary Shares following the exercise of 66.670 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.<br><br>Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. |
| 4. | Issue Price | : | 66,670 Shares @ NZ$2.305<br>13,333 Shares @ NZ$2.525 |
| 5. | Date of Issue | : | 29 June 2006 |
| 6. | Number and Class of All Securities Quoted, Including This Issue | : | 277,741,509 Ordinary Shares |
| 7. | Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares | : | 8,818,697 |

**M D Richardson**
Company Secretary